Filed by DISH Network Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation
Commission File No.: 001-04721

Company Name: DISH Network	Market Cap: 16,007.53	Bloomberg Estimates - EPS
Company Ticker: DISH US	Current PX: 35.34	Current Quarter: 0.534
Date: 2013-04-15	YTD Change($): -1.06	Current Year: 2.224
Event Description: DISH Network Corporation and	YTD Change(%): -2.912	Bloomberg Estimates - Sales
Sprint Nextel Corporation Merger Call		Current Quarter: 3609.882
Current Year: 14634.632

DISH Network Corporation and Sprint Nextel Corporation
Merger Call

Company Participants

•                       Jason Kiser

•                       R. Stanton Dodge

•                       Charles William Ergen

•                       Thomas A. Cullen

•                       Charles W. Ergen

Other Participants

•                       Phil Cusick

•                       Benjamin Swinburne

•                       Anthony Carmen

•                       Douglas Mitchelson

•                       David Barden

•                       Alex Sherman

•                       Liana Baker

MANAGEMENT DISCUSSION SECTION

Operator

Good morning. My name is Stephanie, and I will be your conference coordinator today. At this time, I would like to welcome everyone to the DISH Network Conference Call to discuss its merger proposal with Sprint. Immediately following the investor Q&A, we will take questions directly from the media, so please stay online. Thank you.

I will now introduce and turn the call over to Mr. Jason Kiser, Vice President and Treasurer. You may begin your conference.

Jason Kiser

All, right, thank you very much. Well, thanks everyone for joining us for today’s announcement regarding our proposal to Sprint to combine our respected companies. Before we begin, please note that our press release and presentation for today’s call are available on our dedicated transaction website at www.CompleteDishSolution.com where it will be archived for replay.

With us on the call today are Charlie Ergen, Chairman of DISH Network; Tom Cullen, Executive Vice President and Corporate Development; and Stanton Dodge, Executive Vice President and General Counsel.

And before we begin, we do need to do our Safe Harbor disclosures, so for that, we’ll turn over to Stan.

R. Stanton Dodge

Thank you Jason. All statements we make during this call that are not statements of historical facts constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results and from any results expressed or implied by such forward-looking statements. For a list of those factors, among others, please refer to the front of our 10-K.

All cautionary statements that we make during this call should be understood as being applicable to any forward-looking statements we make wherever they appear and you should carefully consider the risks described in our reports and should not place undue reliance on any forward-looking statements, which we assume no responsibility for updating.

And with that, I’ll turn it back over to you Charlie.

Charles William Ergen

Thank you, Stan, and welcome everybody. I apologize for a late start, but we have awful lot of people down and obviously this is the — we’re going to talk a little bit about vision and we’re talking — and then about our combination opportunity in the future. I’ll start with talking about the fact that we all know that the world of data is exploding in terms of demands of data. We know that the people want video and they want to look at video anywhere they are in a convenient manner. And these things are converging together, right.

And at the same time, in the data world, speaking of the mobile data world, there’s going to be bit caps, there’s starting to be — I saw Verizon today, now going to upgrade you for 24 months instead of 20 months. And the DISH Sprint combination will give you unique ability across all platforms with some unparalleled capacity and an exceptional scale and efficiency. And so it makes it a great investment opportunity and it’s going to make a great company.

I first just want to start and compare since Sprint has initially accepted an offer from SoftBank just really compare that to what we’re talking about. And obviously we’re talking about bringing some things that SoftBank just can’t bring to create a superior company. We’re bringing 45 megahertz of unencumbered spectrum to the party.

Almost three [indiscernible] of EBITDA last year and 14 — over 14 million subscribers to the party. Because we’re already in the subscription business in the United States today with plenty of assets in place. And Tom will talk a little bit, a little bit in a minute. We bring $11 billion net price value cost savings and another $24 billion of new opportunity synergies.

And finally our offer is superior. It’s more cash, it’s by about $5 billion or $476 a share versus $403 and there is more stock and more importantly as 32% Sprint shareholders have 32% of a combined company of DISH and Sprint versus 30% of the current Sprint without the combination benefits of DISH.

So, first I think everybody on this call probably would like to — has two — has necessitates in life of food and shelter. But after that you probably get to your mobile device and your TV as three and four and you want to be able to do that in a seamless manner, you want to be able to be connected no matter where you are and you want to be able to watch your television no matter where you are.

And you don’t want to pay for it twice. You want to understand your bill, and you want to be able to use it as much as you possible can and you want to connect to every device in a seamless manner and you want everybody in your family to be able to connect. And you want to be able to connect to the cloud because that’s where a lot of the information is going to be and the new DISH Sprint is going to be able to do that, always connected in all ways.

Data obviously is exploding, you can look at different charts and so forth and so on, but many people in Cisco reported 50% or 60% compounded annually growth rate. I know my family is probably doubling every year in terms of data rates, their people are using. Yet the pipes are fairly clogged. I know most data plans today, you have caps on how much you can use and then they — or you start slowing down after a while and that’s — that problem is only going to get worse.

And the reason that the data pipes are getting clogged is primarily due to video, the great expansion of video. Most people think that video is going to — today is over 50% and growing to maybe 80% or 90% of all the data usage, why is that happening because the phones are getting — screens are getting better, the screens are getting more precise, a great wave of tablets overtaking the personal computer. All those devices are miniature high-definition televisions that you can take with you anyway, to everywhere.

So, let me take just a step back and if you’re going to win in a broadband, mobile broadband business you really need four things. And the first thing is you need spectrum, different kinds of spectrum and you first need low-band spectrum because that’s the spectrum that’s going to propagate long distances. So, you build that cost for less expensive and of course, Sprint has the 850 megahertz low-band spectrum.

Then you need bit band spectrum where you have higher data usages, more densely populated areas such as cities and so forth and Sprint already has some spectrum there, but DISH brings that 45 megahertz of encumbered spectrum for a new build that can be done very efficiently.

And finally, you need high-band capacity such as in buildings and very high densely populated areas where data usage is a premium and where most of your data usage takes place today and that’s the Clearwire spectrum at 2.5 gigahertz.

And finally the little understood and I think Dan Hesse talked about this on his last conference call, but more misunderstood I think in the marketplace today is that there is a fourth thing that you need which is the global standard and that global standard is important because that’s what’s going to drive your efficiencies and scale on your devices, more than anything else. And just two countries China and India are going to drive that. And the TDD band 41 standard of the Clearwire spectrum is going to be on a global scale, dominated by China and India and that’s going to drive the device cost down.

I read just this morning in India where two companies are introducing smartphones at less than a $100 and you compare that with the $600 iPhone, and you can see where the scale is going to go. And finally, if you have those four things, then you need a lot of bandwidth and Dish, Sprint will have twice as much bandwidth as the major incumbents of AT&T and Verizon.

And I can’t underestimate that. I mean, this is very, this is like — the AT&T and Verizon have two four lane highways, but they are very congested. Sprint has a two lane highway today that’s very congested, but when you add the DISH factor, I mean the Clearwire spectrum, you end up with an eight lane highway, that’s only, that’s very lightly congested. That’s going to be a tremendous strategic advantage in the marketplace going forward, if you believe that data usage is going to continue to grow.

So, we’re going to make — this as a continual theme that we’re going to make. But what you really want is you want to be in your home with video, broadband, and data, and voice excuse me and you want to be outside your home with those same things. And while the cable industry does a really good job in your home, and the current wireless industry does a really good job outside your home, there’s really no one company on a national scale that puts it all together. The new DISH Sprint will do that.

And with that scale of course comes some opportunities that Tom will talk about in the future, but obviously as a one service provider you’re going to have higher churn than when you have multiple services. And so when you add DISH and Sprint together, you have two services that can grow to four services with mobile, video, and fixed broadband that Tom will talk about. That gives you churn reductions, economies of scale, it gives you share gain and an increased ARPU revenue opportunity.

And finally, one of the reasons that the new Dish Sprint can be so effective is it can be a hybrid network. You combine the, what we call Unicast network that most mobile operators have today. In other words, you — when you use your phone, you have a dedicated line to the tower and combine that with the multi — with the broadcast platform the DISH has, both from satellite and from terrestrial towers with our broadcast spectrum of 700 megahertz and unit it up with a one transmission to many.

So for example, yesterday, e were watching the Masters tournament in New York where we all can sit around and watch that in a broadcast mode, we can — we can all watch that with one signal, in the Unicast mode that would have gone to dozens of people in our office it would have gone to obviously thousands of people throughout New York. So this is a much more efficient way of doing it. If you are more efficient, you can be lower cost, you can gain market share.

Now this isn’t something that we just thought of yesterday. It’s been a long time coming and for this shareholders you understand that, that people have asked us for strategy and several years ago we talked about it as a Seinfeld strategy, this will be new probably to Sprint shareholders.

We really said there are lot of things — the building blocks that we’ve been putting in place over the years, is like a Seinfeld show in the sense that in the first 28 minutes, you see a lot of different things that don’t make sense in that show, and in the last two minutes they all kind of come together, and this is the culmination of a lot of years of work where we’ve been putting a lot of things in place, whether it would be the purchase of spectrum, entering auctions, the acquisition of Sling Media, all those things come together now with the, with the merger with Sprint to put it into a total and to make it very unique powerful company.

With that, I am going to turn it over to Tom, talk a little bit about some of the opportunities.

Thomas A. Cullen

Thanks Charlie. I want to spend a few minutes here talking about the financial, operational and consumer benefits that we see as a result of the merger of these companies. The most significant and important part of this is focusing on the $37 billion of synergies, operating costs and revenue opportunities. As we’ve seen in the past bringing together two subscriber based, consumer focused operating entities will yield those types of benefits and this combination is no exception.

Bringing together the third largest pay TV operator in the U.S. along with the third largest wireless operator, creates options for streamlining and strengthening operations so that — because the business has performed so many common functions.

If you see on the next page, we list some of those common areas of costs, specifically in the cost area the DISH pay-TV and Sprint Wireless businesses, jointly spend $39 billion a year. By aligning many of these functions on the left side of the slide, we’re forecasting that we will save in the first year of operation reduce spending by $1.3 billion which sounds like a large number but really its 3.3% of the total spend which we feel is very conservative and then we ramp that overtime in three years to $1.8 billion ongoing run rate.

Some of the more obvious areas that we look at are, sales and marketing efficiencies and alignment being able to do those together, using each other’s channels, for instance, Sprint stores to promote DISH products. We both run large call center operations, billing and collections operations, direct marketing and retention organizations because the functions of subscriber based businesses are so similar. So, again it’s $37 billion in total and specifically on the $11 billion of cost synergies we think that 3.3% reduction in year one is very achievable.

In terms of cross selling, naturally this is the most immediate opportunity because we have large customer basis respectively, we each have about 15% share of the markets. So there are — there is already some overlap between the customers, but DISH will bring in its 14 million households we are estimating based on average household size about 35 million mobile users that are potential Sprint customers. Similarly, the 46 million Sprint retail subscribers equates to about 17 million U.S. households that we will target for DISH Pay-TV services.

And the ability to again lower the acquisition cost by using joint marketing platforms, for instance our own add inventory in many cases that we use today for DISH retention could be used for Sprint acquisition. And then so in the short term, the opportunities really through bundled pricing, but then in time and I think it’s really a very near intermediate term there will be more and more of this base overlap due to the integration of technology as we’re seeing today with the inclusion of things like DISH Anywhere and DISH Explore.

In terms of fixed broadband, the combination of more spectrum and DISH’s service and installation force which is over 5,500 trained technicians that we dispatch across the country everyday that are on rooftops everyday as well as our own distribution, which is in every county in the U.S. with over 5,300 retailers.

We think that combination of spectrum and DISH resources allows us to change and improve the deployment of fixed broadband services. As you will see on the top right hand side of the chart, there are 18 million or so homes in the U.S. that still don’t have access to broadband and another 35 million or so that offer speeds of less than 6 megabits per second.

Fixed broadband can compete in these areas and obviously the amount of bandwidth provided is dependent upon how much spectrum is utilized, but as we’ve seen in the past with just Clearwire using 20 megahertz of spectrum being able to build a base of currently 1.4 million subscribers, there is a market for this.

That market will improve if we have the ability to deploy more spectrum, particularly in more spectral efficient ways like TD, LTE which Charlie mentioned.

So — and again as Charlie mentioned in an urban area, the highest and best use of spectrum maybe for mobile data capacity needs, but in the underserved and unserved parts of the country where the spectrum franchise isn’t that great, the availability of more spectrum to bring to the fixed broadband equation will allow us to continue to provide better and better services.

So, the reason our insulation force is important there because we envision using a roof top antenna, which not only increases the throughput based on the DB gain, but also increases the size of the cell radius and thereby getting more capital efficiency out of the tower build and being able to provide service to more customers.

The next slide talks about mobile video. It’s an area that we think we’ll provide for differentiation of the combined companies service offerings. It’s enabled by two things, one DISH has the 700 megahertz band of spectrum that we acquired at auction in 2008. This band is authorized to operate at higher power levels which will allow us to deliver linear video content packages over a broader area. And the second thing we bring of course is our programming relationships.

Over the course of the past few years, the market has significantly changed. First of all, in previous mobile video launches there were — the consumer habits were much more non-video than they are today.

Secondly, there were no smartphones and no tablets and we certainly see a correlation between screen size and video consumption. And the other benefit of this type of service using this broadcast like spectrum is that the meter is not running, it’s a flat rate monthly service, so consumer can literally stream video to a laptop and not be worried about the data caps continuing to roll.

The next slide talks a little bit about the result of the financing on the transaction. We will finance a portion of this transaction with some additional debt, yet we still have net leverage of a very manageable 4.7 times and we are satisfied with the deleveraging profile of the combined companies.

The forecast, the net leverage will continue to decline over the first five years and as you can see on the right side there are substantial assets underlying the combined entity including spectrum subscribers and significant cash flow, which we consider just the beginning right now with that cash flow growth profile continuing to grow. So, with that, I’ll turn it back over to Charlie.

Charles William Ergen

Thank you, Tom. And I think most of the DISH investors on the phone of course know about it and I’m sure most of the Sprint people do, but obviously we’re proud of the fact we have a history of success. We started in 1980 as a small business, but by 1995 we launched our first satellite.

We compete against some very interesting comments and have grown the company and tell us the third largest video provider in the United States today and at the same time we’ve decreased our leverage from 5.6 times net leverage to 1.6 times currently. And maybe more importantly is we’ve created a lot of shareholder value.

We know that we focus everyday in doing that and over — if you were lucky enough to buy $100 of our stock when we — in IPO in 1995 over the last 17 years, 18 years, you would have receive an annual return of over 20%. All — we weren’t charging a 2% fee, so we were very proud that we worked for you and this transaction I hope will help us continue to do that in the future.

We’ve obviously been an innovator from the first PVRs now the award winning hopper with automatic primetime recording slang. We’ve been a disruptor, we’ve been a building, in terms of very complex assets launch over 15 satellites, call centers and so forth, and nationwide installation network. So these things can’t be build overnight. It’s taking a lot of years to do that a lot of expertise here in very complex situations.

So what’s really exciting about this is the future, and we can run lots of numbers and lots of ratios and so forth, but what really — you really go to take your step back and looking what’s our future going to be. This combined company is going to take advantage of that future. I can think of no better way than maybe to visually show you in the sense that when the — if you take a look at St. Peter’s Square when the former pope, who came into leadership role.

You can see one , they had several hundred thousand people in St. Peter’s Square. You can see one little Motorola flip pone out there maybe taken a — maybe he was taking a picture, I’m not sure what he was doing, maybe he was making a phone call. But when you look at it just a few months ago, several hundred thousand people and every single one of them had a phone or tablet or computer, all taking video, all taking pictures, all sending video all through a wireless network.

They had to be connected and that’s the way we’re going to — and she can imagine what the next decade is going to hold and where we’re going to be. Probably, we can even predict all the ways that when we can get there, but we do know that whatever it is, you’re going to need bandwidth capacities take advantage of it.

So in closing, we think we they were offering a superior — we think that this is — the DISH brand will be a superior company. We bring a lot of things to the party and as Tom said, buying the third largest mobile operator and the third largest pay-TV provider together give us the chance together to become number 2 or maybe number 1. We bring lots of EBITDA synergies, revenue growth, and CapEx savings.

We bring more cash and more stockownership. And even if you — if just take the cast aside, I think the most important part is the Sprint shareholders from 32% of a much bigger combined company that has tremendous growth in upside, and is well-positioned for the future.

And with that, I think we’re going to take questions, right. Operator, we will take questions for a while here.

Q&A

Operator

Thank you. [Operator instructions]. The first question comes from the line of Phil Cusick from JPMorgan. Please go ahead.

<Q - Phil Cusick>: Hi, thanks. Charlie, I guess you’ve talked a lot of about being a broadband and video provider both in the home and out for the years. It’s nice to see that this will all come together. If this merger were to be completed, when do you think it could be — the vision could be realized. The sort of both in home and out of home seamless for the customer? Thanks.

<A>: Well, some of them would be almost immediately envisioned, right. Obviously, we could combine your video subscription and your mobile subscription together, but it would take — it probably take two or three years to really instill the vision where you would have a quality of service that you could count on and you would know for example that if you had your home video and you want to watch it outside the home and you could in fact watch it and you wouldn’t pay any more for it.

And of course, some of that has to do with programming opportunities for our programming partners where they can get additional eyeballs outside the home, and working with them in a way that makes sense.

For example, one of the great opportunities is advertising where the hopper in your home is pretty smart, knows what you’re watching and we can pull very specific ads to you. But when you go outside the home with the smartphone, it’s even smarter. It knows where you’re going on the web and it knows who you’re calling and it knows physically with GPS where you are.

And in the future, that phone is also going to be your wallet, so it knows what you spend money on. So, when you combine those two things together there is a lot of opportunities for our programming partners and a lot of opportunities that’s probably not in this model from an advertising perspective. But in the — long story, short, it probably almost immediately we could do maybe 50% of where this vision is and it might take two or three years to get to the end result.

<Q - Phil Cusick>: Got it. Thanks. And if I could one more, can you just give us an update on how you think about the Clearwire process at this point?

<A>: Well, we haven’t formally withdrawn our DISH offer for Clearwire. Obviously, we’re on record of what we think that value is, but we obviously wanted the Sprint Clearwire merger agreement and obviously we consult with Sprint and Clearwire on how they want to proceed with that, but our offer for Sprint itself is not contingent upon the Clearwire shareholders accepting the Sprint offer.

So look, I’d say it this way, I am all for shareholders making money and I am all for real values and real and fair and — people getting fair values. And I think that’s what we built our reputation of, over the years and I don’t think that we would want to hurt that reputation in one particular transaction or another.

<Q - Phil Cusick>: Great. Thank you.

Operator

Thank you. The next question comes from Ben Swinburne from Morgan Stanley. Please go ahead, your line is open.

<Q - Benjamin Swinburne>: Thank you. It’s Ben Swinburne. Good morning, guys.

<A>: Good morning.

<Q - Benjamin Swinburne>: Charlie, what — if you look around the world, the quality players out there tend to be wireline plus cellular wireline plus wireless. You think and maybe Tom wants to chime in too that your spectrum position and the technology curve you’re looking at gives you an opportunity to really compete with Fiber and Coax as you look out to with three to five year road map of where even mobile video is going to be moving a lot of mobile videos consumed in the home, using WiFi.

How does this position you from a technology perspective when you think about the wireline competition. And then, I’ll just ask my follow-up now. One of the things on your fact sheet, Charlie, you mentioned, I think it is the regulatory review, is that another argument to Sprint shareholders that you think you’ve got an easier pass in Washington than the current SoftBank offer?

<A - Charles W. Ergen>: Yeah. Let me take the second part first. Certainly we don’t, we don’t see an SEC issue, we really probably wanted the merger proposals of Sprint, but we certainly have an advantage on the justice department side because we don’t go through a foreign ownership [indiscernible] review.

So there would be no controversy there with us as a U.S. company. There are some regulations against the foreign corporation owning, I think it’s 25% of a telecommunications company. So that’s a more thorough review that the justice department would do on the SoftBank transaction.

As far as the how the wireline and quad play and so forth play and Tom may jump in here after me, but the way I look at it is, that there is about 110 million homes in the United States and probably 70 million of those homes a fiber-to-the-curb or fiber-to-the-home it’s probably going to be that the way you’re going to get that in the home because that — all of that cable and fibers already in place today and you’re densely populated enough. And I think the real opportunity here was Sprint and Clearwire are those 40 million homes that are not covered by that and maybe 35 million of those homes a fixed wireless where you put up a tower, fairly inexpensively, and you have broadcast — you have wireless high speed data in this new TDD LTE technology.

You can be very, very economical, and what’s great about it is you don’t’ spend any more money until you actually put a modem in for the persons house, and the economics are enhanced by about 10x when you look the way we would do, which is we put the antenna outside of the house since we have the ability to do that, which means we pick a lot of gain and a lot of speed for the customers and obviously the Clearwire spectrum if — and this would be — think of it in terms of 100,000 unit communities — population communities or the outer ring of a city as where this would be the most economical.

And then there is about 5 million homes where satellite broadband where you would — it would be the most economical way to do it, because people are so [indiscernible] armor rancher, vacation home where satellite broadband. Obviously, we are doing very well with DISH Net today and so that’s going how we see it. But we don’t — we don’t see — we don’t see this, I don’t want to mislead anybody, we don’t see this as being a superior product to FiOS are one of the cable high speed modems in the density popular areas. Tom?

<A - Thomas Cullen>: Yeah. Dan, I think Charlie pretty much summed it up. And it comes back to what I said earlier, the priority will be define the highest and best use of spectrum and that will vary from geography-to-geography.

<Q - Benjamin Swinburne>: Got it. Thank you, guys.

Operator

Thank you. [Operator Instructions] You have a next question comes from Anthony Carmen from Deutsche Bank. Please go head, your line is open.

<Q - Anthony Carmen>: Hi, thanks. Few questions. First, I was wondering if you could talk a little bit about the spectrum position of the combined company and your view as to how the spectrum position would fit into what the FCC is talking about with the future sort of spectrum screens, and if there was an assumption of having to make any divestitures of spectrum?

And then question on Sprint. In the current Sprint transaction with SoftBank, they are effectively being over cloud — overcapitalized with cash to fund future opportunities. And I was wondering if you had a view as to whether you’re going to have to inject some additional capital in the Sprint fund, a lot of the projects that they have currently under way for the next year?

<A>: Okay. As far as the spectrum position, obviously it’s a very lucrative — it’s a very enviable spectrum position. And what’s more important, maybe more subtle, is that — if we were offsetting here in 1776, it would be pretty easy to put a spectrum map out there and make it very efficient. But obviously over the years the spectrum map, if you’ve ever seen one, it’s very, very chopped up between the Department of Defense and everybody and there brother who — it been kind of fed out by bits and bites by the government.

So overtime it’s gotten very complicated, but in this particular transaction, particularly since we’re bringing about 45 megahertz of basically unencumbered spectrum that’s contiguous, you’re able to take a — make a big big leap in putting things together. Just as an example, our S-band, AWS four spectrum is adjacent to the Sprint spectrum with only the H-block which is going to go to auction in between.

So, it gives us a lot of potential rationalization of spectrum, the — in the Sprint SoftBank merger, AT&T and Verizon have not asked for any kind of divesture of a pretty big, obviously spectrum position. So, we don’t think that there is a divesture issue, but we do think that to the extent we got this deal through without a divesture that the spectrum screen might be increased, so that AT&T and Verizon could buy more spectrum, right.

And if we did have to divest spectrum, obviously we’ll just delever the balance. So, we can’t speculate exactly on the SEC, but it looks like there is not lot of opposition. In fact, only DISH is opposed really the spectrum aggregation of SoftBank and Sprint, so.

<A>: The only thing I would add there is — I would — I believe the ability to provide broadband services to unserved and underserved parts of the country that are not likely to see competitive broadband opportunities is something that will be of importance to the regulators.

<Q - Anthony Carmen>: Yeah.

<A>: And then on the Sprint-SoftBank, obviously they would have some excess — they would have more excise cash day one than we would in this transaction, but there is two overriding factors. One is, we’re bringing spectrum that would probably cost $8 billion or $10 billion or $12 billion in the open market. So, we’re bringing that to the party. So, that’s — we don’t need the cash to go and buy more spectrum. And the second thing is we’re bringing cash flow of about a $1.5 billion last — last year, I think to the party that can fund future operations.

So, we do think there is future growth opportunities; we do think there is going to be investment in the future. We do think that by the end of 2014, that Sprint has most of its network vision kind of behind it and Dan Hesse has talked about that. And then you probably got a very, very modern network that really can compete against the other guys.

I mean you first need spectrum then you need a modern network right, and Sprint doesn’t quite have the modern network yet, but they are on a good path to do that. And the third thing then as you — if you don’t want to just sell, be a commodity and just sell minutes or text messaging or data caps, you want a marketing message that’s something different that the other person can’t give to your customers or off your customers and I think with DISH’s video and fixed broadband expertise, we can offer a much, much more compelling product that differentiates away from other things, away from things like data caps and bits and bytes.

<Q - Anthony Carmen>: Thanks. And just a follow-up, in the release it indicates that you have to raise some additional cash for the transaction and it mentions a secured debt credit rating. Historically you guys have avoided a secured debt market. Just wondering if that’s the avenue that you’re going to be going down on the incremental $9 billion or so of debt that needs to be raised? And is that debt they would be raised against the DBS assets or would it be at the new wireless business and be raised on the wireless side?

<A>: I’m going to let Jason take that one on.

<A - Jason Kiser>: Yeah, Anthony it’s Jason. The structure hasn’t totally been set yet. It’s about $9.3 billion of new funding that we’re looking at. It hasn’t been set because we’re looking at some different alternatives to obviously put together most, the most — the best way to do it for the cheapest cost of capital within the structure. The vast majority of that would be raised on the Sprint side and the borrowing groups will be separate, very little of that would be on the DBS side.

<Q - Anthony Carmen>: Okay, great. Thank you very much guys.

<A - Jason Kiser>: And none of that on the DBS we are looking to do secured.

<Q - Anthony Carmen>: Great. Thank you very much, Jason.

Operator

Thank you. The next question comes from Doug Mitchelson from Deutsche Bank. Please go ahead. Your line is open.

<Q - Douglas Mitchelson>: I have a question and Brad [indiscernible] is on the line, he has a question. I’ll make mine quick Charlie, so we don’t terminate this call. But you talked about years of preparation to arrive at this point. Are you worried that this will become and are you prepared for this to become a bidding war? And Brad if you have your question.

<Q>: Yeah, this is a quick follow-up to what you were talking up before. You mentioned Sprint’s network is almost where it needs to be. Does that mean that you were not assuming any incremental investment in the Sprint network as part of the synergies you outlined?

<A - Charles W. Ergen>: Okay. Well, the first part is, the first question is whether prepared to be in a bidding war. I think obviously we are not, obviously we’ll have to see how this plays out and obviously I think we see the same thing the SoftBank sees. We see a very attractive asset in Sprint and Clearwire. We thought it was undervalued from their offer, so we’re willing to offer more money. It’s a tremendous amount of spectrum. The Sprint management team has done a lot of hard work for the last five years and they are getting ready to see the fruits of their labor.

So we just see a lot of value there. They see the same thing. We’ll have to see how it plays out. But one thing that SoftBank cannot do, no matter what is they — the best case we are going to be is own 30% of them, basically the same company, all right. And I think as a shareholder, I think no matter — if the money was the same or even if their money was more, you still would rather own 32% of a combined company that’s different, they can lead the future and can do something different than AT&T and Verizon. Otherwise we would be in a commodity business. And that would — that to me wouldn’t be as attractive as something that could be very unique. The second part of your question was

<Q>: That the network quality and whether it needs more investment?

<A - Charles W. Ergen>: Yeah. The network quality — I think that Sprint’s plan and again I’m not an expert on their network vision. We’ve had lots of discussions obviously on how we could combine our spectrum with their network vision. Very similar to how they did it with light squared one time before kind of fell apart. So we know there is a lot of synergy in that. We don’t really have that in the model and that would really be sitting down with them and saying okay now, we got 45 megahertz of additional spectrum, how will we built it out.

And I think what you — I think what you come up — come up with is you build out a little less Clearwire because Clearwire doesn’t propagate as well and you’d start doing more in building with Clearwire spectrum and last macro sales and you’d do that with our spectrum. And I think you could end up with a little bit better model, but again that’s going to be joint effort with their expertise. They certainly have more expertise in that than we do.

<Q>: Thanks so much, Charlie.

Operator

Thank you. The next question comes from Mr. David Barden from Bank of America. Please go ahead. Your line is open.

<Q - David Barden>: Hi, guys. Thanks for hosting this call, taking the question. I guess, first if I could, would be just on the history of innovation and disruption that you guys have brought to the marketplace. You’ve talked about bringing — streaming video into the mobile environment, but with respect to the synergy creation, is there an eye towards rethinking the pricing model in the wireless business and bringing some of that fire power to take market share and shake things up more dramatically than simply bringing a mobile product to the table?

And if I could, the second question would be, just with respect to Charlie to the Seinfeld episode? If this episode ends with SoftBank going away and DISH owning Sprint, that’s one potential ending. If it turns out that SoftBank is willing to further, then DISH is going to go. How does the Seinfeld episode end under those circumstances? Thanks.

<A>: Okay. Well the second part, we’ll just end up in a two part Seinfeld episode. They had a few of those, instead of a one part Seinfeld. So it will be an hour show instead of a half hour show, we’ll cross that bridge if we get to it. In terms of pricing models, obviously we’ve thought through a lot of innovative ways that we think the business could be better than it is today. I mean I think of it as a consumer.

I asked people what they like or don’t like about their service and I think — it’s not — I don’t think it’s rocket science, I don’t think you have to be a marketing expert to just go and say, what do you like about what you got, what don’t you like, and then you change the things people don’t like.

And I think we can make it simpler, I think we can give you — I think Sprint’s well on its way to a quality network. I think that we could give you more services and combine services together in a seamless manner. And obviously Sprint will have a lot of ideas about how they think it should be done. Obviously they’re differentiating items at least from my perspective there is unlimited data offer.

But that doesn’t really transcend into tablets. And today it’s really just phones and so I think there is a lot of room — a lot of room for growth there. And I think that it — I think we’d focus a lot less on the pricing difference and more on the services that you get in a seamless manner that make your whole life just a little bit easier.

I would love to be a DISH Sprint subscriber and pay one bill and now I got my video everywhere, I know I got my voice everywhere and know I got my broadband everywhere.

<Q - David Barden>: That’s great. Thanks, guys.

Operator

Thank you. [Operator Instructions]. Thank you.

<A>: Is there a problem?

Operator

Just waiting for question.

<A>: Okay.

Operator

Okay. The next question comes from Alex Sherman from Bloomberg. Please go ahead. Your line is open.

<Q - Alex Sherman>: Hey Charlie, hey Tom. Charlie, when we spoke in October — you remember we talked about how Blockbuster — the acquisition of Blockbuster sort of didn’t come together because of the delays of getting a mobile network. And I’m curious you talked a little — or Tom talked a little bit about sort of the linear mobile video package.

I was wondering if two of you guys could just sort of elaborate on that a little bit. What you guys had in mind for a mobile video product? Does that mean sort of a new DISH over the top video product something we haven’t seen before, maybe that you’ve been working on, that you would be finally willing to launch? Are there other features to that, that maybe you haven’t announced that you’re sort of working on?

<A - Thomas A. Cullen>: Hey, Alex, this is Tom. No, this isn’t over the top thought. There’s two components to what we would envision in terms of the content package. One is, if you’re a DISH subscriber, in many cases we have authentication rights available to us over wireless networks and what’s different here is that we being able to use the 700 megahertz spectrum and high power, you can authenticate the user.

And again its flat rate consumption and so it’s not consuming the network resources of a traditional mobile network would have to dedicate to it. And secondly, as you know, there’s been a number of new and emerging content initiatives that are not necessarily from the family of traditional pay-TV programmers, that would also be interested in having near content available on this type of network and we’ve had many of those conversations over the last few months.

<Q - Alex Sherman>: Yes.

<A>: And then — that’s kind of the broadcast mode right that we talked about. The other hybrid of that is the Unicast, where because of the capacity that this network would have DISH and Sprint would be in a very good position to give you your own video on even on Unicast.

So we do that today with Sling for example, so that means that you’d have a quality service for your own video, your own subscription from home. Or you could go out to stream a movie from Netflix or you can go to YouTube and you could do that with a network that’s got plenty of capacity to do that whereas again, our competitors might be constrained with their capacity, which is why they’ve gone to data caps and things like that.

Look I don’t think it’s any secret if you could — if you can get, if you’re starting — if you have a data cap of two gigs and you got to start paying, that’s not lot of data, you start paying after two gigs. Somebody who gives you more than two gigs for the same amount of money is going to be attractive.

And then because people are going to use more and more data. And you just — you guys just go put your data kind of on your phone and look at what it was last and look at what it was this year, look at what it will be next year and you’re going to see using double the data every year and with no end in sight. So if you’re going to have a lot of data, you better have a big pipe. And nobody is going to have a bigger pipe than DISH Sprint.

<Q - Alex Sherman>: Tom, was that a reference to ARIO, the new emerging content initiative?

<A - Thomas A. Cullen>: No, it wasn’t.

<Q - Alex Sherman>: All right. So other companies that you haven’t talked about yet.

<A - Thomas A. Cullen>: I am saying, what you’re seeing content being produced by non-traditional players and they’re interested in expanding distribution and would be interested in a mobile video package.

<Q - Alex Sherman>: Yeah.

<A - Thomas A. Cullen>: I think things like ARIO are doing today, my gut feel is the broadcasters will do that themselves. There is no reason that the broadcaster is not going to broadcast, he can use us or he could use his own frequency to broadcast his network to a mobile environment. And you heard a lot about that last week at NAB. So...

<Q - Alex Sherman>: Okay. Thanks, guys.

Operator

Thank you. The next question comes from Liana Baker from Reuters. Please go ahead. Your line is open.

<Q - Liana Baker>: Hi, Charlie and Tom. Thanks for taking media questions. I was wondering if you’re prepared for a bidding more over Sprint and how much higher you’d be willing to go. And secondly, with all this talk about data, are you saying you would offer an unlimited data service as part of Sprint DISH?

<A>: We’ve answered the same question about three times. I’ll try to answer it one more time.

<Q - Liana Baker>: Your last mine sales response seems to suggested you’d be willing to entertain a higher bid?

<A>: Look, the SoftBank’s credit, there is a $600 million breakup fee that we’re more than willing to pay here. So they are going to pretty well, plus they’ve bought over $3 billion of stock at $5.25 so they have to convert to $5.25. So they would be a shareholder — they would be about 5% shareholder of the new DISH Sprint and we certainly welcome them and their expertise as the major shareholder. Beyond that, we’ll have to see what happened.

And then as far as unlimited data, Sprint has an unlimited data plan today for smartphones or for phone, and with our extra capacity and the modern eyes [indiscernible] we just have to do consultancy with them and see what additional things we could do for the consumer. But if that became a big factor for consumers, I think we’d be well-positioned to do it, doesn’t mean that you would do it, But obviously Sprint has lot more expertise.

I’m not — realize we’re pretty good at video. We know video pretty well, and we know a lot of the big picture about wireless, but we’d be reliant on the Sprint management team and the Sprint expertise on the wireless side where they have great expertise, where they are well in their way to build — to finishing a very, very modern network.

<A>: Yeah.

<Q - Liana Baker>: I agree. Thank you.

Operator

Thank you. We have no further questions at this time. I would now turn the call back over to Charlie Ergen for closing remarks.

Charles William Ergen

Okay. Well, thanks to everyone joining us on a very short notice. And obviously, we are exited about the transaction. It obviously will take some time, obviously there is lots of things that could happen in the marketplace, obviously the first step for us to hear back from the Sprint Board and engage in discussions to make this transaction come true and to hear what the things that they think we can do better in our offer and have that discussion.

We shortly will be communicating with the Street as the process goes on. And obviously at the end of the day, the shareholders are the people who are going to make this decision and we look forward to working with all of you. Thanks.

Thomas A. Cullen

Thank you.

Operator

Thank you for joining. Ladies and gentlemen, this now concludes today’s conference call. You may now disconnect.

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